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                                             1934 Act Registration No. 000-50826

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2006

                              KONGZHONG CORPORATION
                 (Translation of registrant's name into English)

                 35/F, TENGDA PLAZA, NO. 168 XIZHIMENWAI STREET
                              BEIJING, CHINA 100044
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X     Form 40-F
                                  -----             -----

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes         No   X
                                  -----      -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________________.)

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                                    EXHIBITS

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Exhibit Number                                                              Page
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
1.1 Press Release, dated May 12, 2006                                         4
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                           FORWARD-LOOKING STATEMENTS

     The Press Releases of KongZhong Corporation (the "Company"), constituting Exhibits 1.1 and 1.2 to this Form 6-K, contain statements that may be viewed as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the continued growth of the telecommunications industry in China, the development of the regulatory environment, and the Company's ability to successfully execute its business strategies.

     Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. Please also see the "Risk Factors" section of the Company's registration statement on Form F-1 (File No. 333-116172), as filed with the Securities and Exchange Commission.


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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KONGZHONG CORPORATION

Date: May 12, 2006


                                        By: /s/ JP Gan
                                            ------------------------------------
                                        Name: JP Gan
                                        Title: Chief Financial Officer


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                                                                     Exhibit 1.1

  KongZhong Corporation Establishes Strategic Partnerships with China's Leading
                            Internet Vertical Portals

Beijing, China, May 11, 2006 - KongZhong Corporation (NASDAQ: KONG), a leading provider of wireless value-added services and an operator of one of the leading wireless internet portals in China, today, announced that it has established strategic partnerships with He Xun (www.hexun.com) and e-Net (www.eNet.com.cn).

He Xun is one of the most popular financial portals and e-Net is one of the most influential online IT product information providers in China. These two leading internet portals will provide content through KongZhong's wireless value added services and establish co-branded channels on KongZhong's wireless internet portal, kong.net, to provide wireless users with content and information. The Cooperation with e-Net is exclusive on WAP platform.

Commenting on the strategic partnerships, Mr. Yunfan Zhou, Chairman and Chief Executive Officer, said, "we are very pleased to partner with He Xun and e-Net, two of the best internet portals in their respective verticals. We want to present our users with the best content on our wireless internet platform so mobile phone users can enjoy the most up-to-date and rich content on their mobile phones."

ABOUT KONGZHONG:

KongZhong Corporation is a leading provider of wireless value added services in China and an operator of one of China's leading wireless internet portals, kong.net. The Company delivers wireless value added services to consumers in China through multiple technology platforms including wireless application protocol (WAP), multimedia messaging service (MMS), JAVA, short messaging service (SMS), interactive voice response (IVR), and color ring back tone
(CRBT). The Company also operates a wireless internet portal which enables users to access media and entertainment content directly from their mobile phones.

Source: KongZhong Corporation

Investor contact: Mr. JP Gan, Chief Financial Officer
                  Tel: +86 10 88576000
                  Email: ir@kongzhong.com

Media contact:    Ms. Xiaohu Wang
                  Tel: +86 10 88576000
                  Email: xiaohu@kongzhong.com


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